Simpson Thacher & Bartlett

icbc tower, 35th floor

3 garden road, central

hong kong

telephone: +852-2514-7600
facsimile: +852-2869-7694

Direct Dial Number	E-mail Address
+852-2514-7660	dfertig@stblaw.com

November 8, 2023

Confidential and via edgar

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Jennifer Thompson
Mr. Austin Pattan
Ms. Lyn Shenk
Mr. Abe Friedman

Re:	Alibaba Group Holding Limited Form 20-F for Fiscal Year Ended March 31, 2023 Filed July 21, 2023 File No. 001-36614

Dear Division:

On behalf of our client, Alibaba Group Holding Limited (the “Company”), we are submitting this letter in response to your correspondence dated September 27, 2023 (the “September 27 Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on July 21, 2023.

In the September 27 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff as soon as possible when the Company will respond. On October 10, 2023, we submitted a letter on the Company’s behalf to the Staff to request an extension until October 26, 2023. On October 23, 2023, we submitted a letter on the Company’s behalf to the Staff to request an extension until November 9, 2023. The Company respectfully advises the Staff that it is still working on its responses, and given the current status of its preparation work, it will require additional time in order to respond fully to your letter.

The Company is therefore requesting a further extension until November 27, 2023.

MICHAEL J.C.M. CEULEN	MARJORY J. DING	DANIEL FERTIG	ADAM C. FURBER	YI GAO	MAKIKO HARUNARI	IAN C. HO	JONATHAN HWANG	ANTHONY D. KING	JIN HYUK PARK	ERIK P. WANG	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:
NEW YORK	BEIJING	BRUSSELS	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-2-	November 8, 2023

In the meantime, please do not hesitate to contact me at +852-2514-7660 (work) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig

Daniel Fertig

cc:	Eddie Yongming Wu, Chief Executive Officer

Toby Hong Xu, Chief Financial Officer

Sara Siying Yu, General Counsel

Alibaba Group Holding Limited

Ricky Shin, Partner

Daniel Chan, Partner

Cynthia Ning, Partner

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